SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
Commission File Number     0-28930
(Check one)

☐	Form 10-K and Form 10-KSB ☐ Form 11-K
☐	Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For period ended January 22, 2006

☐	Transition Report on Form 10-K and Form 10-KSB
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form N-SAR

For the transition period ended ___
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Roadhouse Grill, Inc.

Former name if applicable

Address of principal executive office (Street and Number)	2703-A Gateway Drive

City, State and Zip Code	Pompano Beach, Florida 33069

PART II
RULE 12B-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
On November 17, 2005, the registrant entered into an Agreement and Plan of Merger with Steakhouse Partners, Inc. (“Steakhouse”) pursuant to which the registrant was to be acquired by Steakhouse for cash. Under the terms of the merger agreement, the merger is, among other matters, subject to Steakhouse obtaining financing sufficient to complete the transaction. At this time, the registrant has been advised that Steakhouse has been unable to obtain all of the financing sufficient to complete the merger in accordance with the terms of the merger agreement. In an effort to complete the merger, the registrant and Steakhouse are currently in negotiation with respect to the possibility that one or more of the registrant’s principal shareholders will invest a portion of the merger consideration that they were to receive in the merger into Steakhouse so that Steakhouse will have sufficient funds to complete the transaction. No such agreements have been reached to date in that regard and both the registrant and Steakhouse currently have the right to unilaterally terminate the merger agreement. There can be no assurance in that regard that the merger will be completed.
Originally, the registrant had expected the merger transaction with Steakhouse to be completed prior to the filing date of the Form 10-Q for the 13 week period ended January 22, 2006. However, that has not occurred. As such, the registrant is now completing its Form 10-Q for the 2006 third quarter and expects to file same in the near future.
PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Michael C. Brant	(954)	957-2600

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes     ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒      No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The registrant expects to report revenues from both continuing operations and discontinued operations for the 13 week period ended January 22, 2006 of approximately $28 million, compared with revenues of $31 million for the comparable period in the 2005 Fiscal Year. During the 2006 13-week period, the registrant had 62 restaurants operating for the entire period, compared to the 69 restaurants that were operated during the entire comparable fiscal 2005 period. The registrant also expects to report a net loss of approximately $2.6 million ($0.08 per share) for the 13 week period ended January 22, 2006, compared with a net loss of $2.9 million ($0.10 per share) reported for the comparable period in the 2005 Fiscal Year.
Roadhouse Grill, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 9, 2006	By:	/s/ Michael C. Brant
Michael C. Brant, Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.